

Johnson Matthey

April 29, 2005



05008183

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5445 4595

SUPPL


PROCESSING
SECTION
RECEIVED
MAY 17 2005
203

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Purchase of Own Securities**	**01 March 2005**
2.	**Purchase of Own Securities**	**03 March 2005**
3.	**Notification of Share Purchase**	**31 March 2005**
4.	**Notification of Major Interests in Shares**	**01 April 2005**
5.	**Dealings by Directors**	**01 April 2005**
6.	**Dealings by Directors**	**13 April 2005**
7.	**Dealings by Directors**	**13 April 2005**
8.	**Dealings by Directors**	**13 April 2005**
9.	**Dealings by Directors**	**19 April 2005**
10.	**Dealings by Directors**	**22 April 2005**
11.	**Notification of Major Interest s in Shares**	**25 April 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Johnson Matthey PLC
1 March 2005

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 100,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1011.92 pence.

S Farrant
Company Secretary

Johnson Matthey PLC
3 March 2005

Purchase of Own Securities

Johnson Matthey PLC announces that it has today purchased for cancellation 100,000 of its ordinary shares of £1 each. The price paid per ordinary share was 1015.50 pence.

S Farrant
Company Secretary

NOTIFICATION OF SHARE PURCHASE

Johnson Matthey PLC advises that Mourant & Co. Trustees Limited, as the trustee of the Johnson Matthey Share Retention Trust (the "Trust") made the following share purchase in Johnson Matthey PLC:

Date	Number of Shares	Price
31 March 2005	120,000	995.00 pence

The Trust is for the benefit of Johnson Matthey employees and, inter alia, is used to fund obligations arising under Johnson Matthey's executive share option schemes and the Johnson Matthey Long Term Incentive Plan.

In so far as the executive directors of Johnson Matthey PLC are beneficiaries under the Trust, they have an interest in all the shares acquired.

S Farrant
Company Secretary
1 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

LLOYDS TSB GROUP PLC

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN (2) ABOVE

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

(5) Number of shares/amount of stock acquired

NOT DISCLOSED

(6) Percentage of issued class

NOT DISCLOSED

(7) Number of shares/amount of stock disposed

N/A

(8) Percentage of issued class

N/A

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

NOT DISCLOSED

(11) Date company informed

31 MARCH 2005

(12) Total holding following this notification

11,059,971

(13) Total percentage holding of issued class following this notification

5.04%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 1 APRIL 2005

To:

DEALINGS BY DIRECTORS

FOR IMMEDIATE RELEASE

Name of Company	Johnson Matthey PLC
Name of Director	N A P Carson J N Sheldrick
Person with Holding(s)	N A P Carson J N Sheldrick
Registered Holder(s)	N A P Carson J N Sheldrick
Connected Person(s)	N/A
Nature & Extent of transaction	Regular reinvestment of dividends paid into General PEP (N A P Carson) and Single Company PEP (J N Sheldrick)
Number of Shares/Amount of stock acquired	N A P Carson 1 J N Sheldrick 11
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of Stock Disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary £1 shares
Price Per Share	£9.875
Date of Transaction	29/03/2005
Date Company Informed	30/03/2005
Total Holding following this notification	N A P Carson 50,473 J N Sheldrick 52,907
Total Percentage Holding of Issued Class Following this Notification	0.05%

Contact and telephone number for queries:
Angela Purtill 020 7269 8461

Name of authorised company official responsible for making this notification
Angela Purtill 020 7269 8461

Date of Notification: 1 April 2005

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	(1) 98 (2) 47 (3) 58 (4) 59
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	(1) £9.03 (2) £10.09 (3) £9.87 (4) £9.81
Date of Transaction	(1) 3 August 2004 (2) 2 February 2005 (3) 21 March 2005 (4) 5 April 2005
Date Company Informed	12 April 2005
Total Holding following this notification	10,673
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	13 April 2005

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	N A P Carson
Person with holding(s)	N A P Carson
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	(1) 8 (2) 3
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	(1) £9.03 (2) £10.09
Date of Transaction	(1) 3 August 2004 (2) 2 February 2005
Date Company Informed	12 April 2005
Total Holding following this notification	50,484
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	13 April 2005

DEALINGS BY DIRECTORS

Name of Company	Johnson Matthey PLC
Name of Director	L C Pentz
Person with holding(s)	L C Pentz
Registered Holder(s)	T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan (US)
Connected Person(s)	N/A
Nature & Extent of transaction	Regular purchase of shares by the Trustee of the US Employee Savings Investment Plan
Number of Shares/Amount of stock acquired	59
Percentage of Issued Class	Less than 0.01%
Number of Shares/Amount of stock disposed	N/A
Percentage of Issued Class	N/A
Class of Security	Ordinary Shares of £1 each
Price Per Share	£9.66
Date of Transaction	15 April 2005
Date Company Informed	18 April 2005
Total Holding following this notification	10,732
Total Percentage Holding of Issued Class following this notification	Less than 0.01%
Contact name and telephone number for queries	Angela Purtill - 020 7269 8461
Name of authorised company official responsible for making this notification	Angela Purtill
Date of notification	19 April 2005

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan

Connected person(s)
N/A

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired
N A P Carson 39
P N Hawker 39
D W Morgan 39
J N Sheldrick 39

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
N/A

Percentage of issued class
N/A

Class of security
Ordinary £1 shares

Price per share
£9.66

Date of transaction
20 April 2005

Date company informed
21 April 2005

Total holding following this notification
N A P Carson 50,523
P N Hawker 7,583
D W Morgan 35,912
J N Sheldrick 52,946

Total percentage holding of issued class following this notification
0.07%

Contact and telephone number for queries
Angela Purtill
020 7269 8461

Name of authorised company official responsible for making this notification:
Angela Purtill
020 7269 8461

Date of Notification: 22 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1) Name of Company

JOHNSON MATTHEY PLC

(2) Name of shareholder having a major interest

AXA S.A.

(3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL INTEREST

(4) Name of registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd a/c 867815	126,086
HSBC Global Custody Nominee (UK) Ltd a/c 867396	480,702
HSBC Global Custody Nominee (UK) Ltd a/c 867530	185,000
HSBC Global Custody Nominee (UK) Ltd a/c 867372	1,088,396
HSBC Global Custody Nominee (UK) Ltd a/c 776934	1,600,000
HSBC Global Custody Nominee (UK) Ltd a/c 867050	400,000
Smith & Williamson Nominees Ltd a/c S66	19,165
BNY (OCS) Nominees Limited	45,770
Sun Life International Isle of Man Ltd a/c SLI 11	150,000
Axa Sun Life plc	2,175,000
Chase Nominees Limited a/c 13067	315,000
Chase Nominees Limited a/c BT01C	20,000

(5) Number of shares/amount of stock acquired

NOT KNOWN

(6) Percentage of issued class

NOT KNOWN

(7) Number of shares/amount of stock disposed

N/A

(8) Percentage of issued class

N/A

(9) Class of Security

ORDINARY £1 SHARES

(10) Date of transaction

NOT KNOWN

(11) Date company informed

19 APRIL 2005

(12) Total holding following this notification

6,612,468

(13) Total percentage holding of issued class following this notification

3.01%

(14) Any additional information

N/A

(15) Name of contact and telephone number for queries

ANGELA PURTILL
020 7269 8461

(16) Name of authorised company official responsible for making this notification

ANGELA PURTILL

Date of notification: 25 APRIL 2005